SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. 2)*

Juno Lighting, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

482047206

(CUSIP Number)

Abrams Capital, LLC

Attention: David Abrams

222 Berkeley Street, 22nd Floor

Boston MA 02116

(617) 646-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box  ☒.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482047206	13D	Page 1 of 4 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). David Abrams Abrams Capital, LLC Abrams Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* David Abrams AF Abrams Capital, LLC AF Abrams Capital Partners II, L.P. AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6

CITIZENSHIP OR PLACE OF ORGANIZATION

            David Abrams is a United States citizen

            Abrams Capital, LLC is a Delaware limited liability company

            Abrams Capital Partners II, L.P. is a Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                David Abrams                                   0 shares

                Abrams Capital, LLC                        0 shares

                Abrams Capital Partners II, L.P.       0 shares

  8    SHARED VOTING POWER

                David Abrams                                   0 shares

                Abrams Capital, LLC                        0 shares

                Abrams Capital Partners II, L.P.       0 shares

  9    SOLE DISPOSITIVE POWER

                David Abrams                                    0 shares

                Abrams Capital, LLC                         0 shares

                Abrams Capital Partners II, L.P.        0 shares

10    SHARED DISPOSITIVE POWER

                David Abrams                                    0 shares

                Abrams Capital, LLC                         0 shares

                Abrams Capital Partners II, L.P.        0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON David Abrams 0 shares Abrams Capital, LLC 0 shares Abrams Capital Partners II, L.P. 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) David Abrams 0% Abrams Capital, LLC 0% Abrams Capital Partners II, L.P. 0%

CUSIP No. 482047206	13D	Page 2 of 4 Pages

14	TYPE OF REPORTING PERSON* David Abrams IN Abrams Capital, LLC OO — Limited Liability Company Abrams Capital Partners II, L.P. PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 482047206	13D	Page 3 of 4 Pages

This Amendment No. 2 to Schedule 13D amends and supplements Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission by the Reporting Persons named herein on June 20, 2005 (which amended and supplemented the Schedule 13D filed with the Securities and Exchange Commission by such Reporting Persons on May 12, 2005) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Juno Lighting, Inc., a Delaware corporation (the “Issuer”), beneficially owned by such Reporting Persons.

Except as set forth below, there are no changes to the information set forth in Amendment No. 1. Amendment No. 1 is hereby amended and supplemented as follows:

Item 4. Purpose of Transaction.

On August 24, 2005, pursuant to the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated June 29, 2005 (the “Merger Agreement”), by and among the Issuer, Square D Company, a Delaware corporation (“Parent”), Hera Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and solely for the limited purposes set forth therein, Schneider Electric SA, Merger Sub merged with and into (the “Merger”) the Issuer, with the Issuer continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of Square D. In connection with the Merger and the transactions contemplated thereby, the Reporting Persons named herein exchanged each share of Common Stock beneficially owned by them immediately prior to the effective time of the Merger for $44.00 in cash per share. In addition, at the conclusion of market trading hours on August 24, 2005 the shares of Common Stock ceased trading on The Nasdaq Stock Market and, effective August 25, 2005, the registration of the shares of Common Stock under the Securities Exchange Act of 1934, as amended, was terminated.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

David Abrams	0 shares
Abrams Capital, LLC	0 shares
Abrams Capital Partners II, L.P.	0 shares

CUSIP No. 482047206	13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

September 6, 2005

/s/ David Abrams
David Abrams, individually

ABRAMS CAPITAL, LLC

By:	/s/ David Abrams
David Abrams, its managing member

ABRAMS CAPITAL PARTNERS II, L.P.

	By:	Abrams Capital, LLC, its general partner

	By:	/s/ David Abrams
David Abrams, its managing member